



FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Disclosure made by PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to the subscription of Shares Agreement by PT. Salim Ivomas Pratama, a subsidiary of Indofood and Indofood Agri Resources Limited ("IndoAgri") with PT. Mulia Abadi Lestari and PT. Mitra Inti Sejati Plantation (an unofficial translation), attached with the announcement made by IndoAgri.

Dated this 14th day of March, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PT INDOFOOD SUKSES MAKMUR Tbk
CORPORATE HEADOFFICE
GEDUNG ARIOBIMO SENTRAL, M Floor, Jl. HR Rasuna Said X-2 kav 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 021) 5228822, Fax : 5225935

UNOFFICIAL TRANSLATION

No.069/ISM/CS/III/07

Jakarta, March 14, 2007

The Capital Market and Financial Institution Supervisory Agency
(Bapepam & LK)
Gedung Baru Departemen Keuangan RI, 3rd Fl.
Jl. Dr. Wahidin Raya No.1
Jakarta 12190

Attn.: Chairman of Bapepam
Head of Bureau of PKP - Real Sector

Re. : Disclosure - Subscription of Shares Agreement by PT. Salim Ivomas Pratama ("SIMP"), a subsidiary of PT. Indofood Sukses Makmur Tbk ("the Company") with PT. Mulia Abadi Lestari ("MAL") and PT. Mitra Inti Sejati Plantation ("PT. Mitra")

Dear Sir,

In relations to the Disclosure, we would like to inform you the following.

- SIMP, a subsidiary of the Company on March 13, 2007 has entered into a subscription of Shares Agreement ("Agreement") with MAL and PT. Mitra whereby SIMP will subscribe for 66,500,000 new shares in PT Mitra at Rp1,000 per share, amounting to Rp66,500,000,000, thereafter are referred to "Transaction"
- The business activities of PT. Mitra is engaged in plantation business and its currently owns oil palm plantations on 2 locations in West Kalimantan and 1 unit of Palm Oil Mill. PT Mitra owns total plantation land bank of 8,268 ha; of which approximately 2,700 ha are planted with oil palms. In addition, PT. Mitra also owns approximately 8,000 ha of raw land.
- The completion of the Transaction is conditional upon various conditions being fulfilled as stipulated in the Agreement. The said transaction is targeted to be completed by June 30, 2007. Upon completion, ISMP will hold 70% stake in PT. Mitra while the remaining 30% stake will be held by MAL. PT. Mitra's total issued shares at completion would be 95,000,000 shares.
- The Transaction will be financed through internal funding
- The Transaction does not constitute a Material Transaction for the Company, as stipulated in Bapepam Regulation No.IX.E.2 dated February 20, 2001, and does not constitute a Conflict of Interest Transaction as stipulated in Bapepam Regulation No.IX.E.1 dated August 22, 2000.

Thank you for your kind attention.

Sincerely yours,
PT Indofood Sukses Makmur Tbk



Werlanty Setiawan
Corporate Secretary

Indofood
THE SYMBOL OF QUALITY FOODS

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	LEE SIEW JEE JENNIFER
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	13-Mar-2007 19:45:06
Announcement No.	00125

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

PT SALIM IVOMAS PRATAMA ENTERED INTO A SUBSCRIPTION OF SHARES AGREEMENT WITH PT MULIA ABADI LESTARI AND PT MITRA INTI SEJATI PLANTATION

Description

The Board of Directors of Indofood Agri Resources Ltd. ("Indofood Agri") are pleased to announce that its subsidiary, PT Salim Ivomas Pratama ("SIMP") has today entered into a Subscription of Shares Agreement ("Agreement") with PT Mulia Abadi Lestari ("MAL") and PT Mitra Inti Sejati Plantation ("PT Mitra") whereby SIMP will subscribe for 66,500,000 new shares in PT Mitra at Rp1,000 per share, amounting to Rp66,500,000,000 (approximately S$11.1 million).

The business activities of PT Mitra is engaged in plantation business and it currently owns oil palm plantations on 2 locations in West Kalimantan and 1 unit of Palm Oil Mill. PT Mitra owns total plantation land bank of 8,268 ha; of which approximately 2,700 ha are planted with oil palms. In addition, PT Mitra also owns approximately 8,000 ha of raw land.

The Completion of the transaction is conditional upon various conditions being fulfilled as stipulated in the Agreement. The said transaction is targeted to be completed by 30 June 2007. Upon completion, SIMP will hold 70% stake in PT Mitra while the remaining 30% stake will be held by MAL. PT Mitra's total issued shares at completion would be 95,000,000 shares.

The acquisition will be financed through internal funding and the said acquisition is not expected to have any material impact on the net tangible assets and earnings per share of Indofood Agri. None of the directors and substantial shareholders of Indofood Agri has any interest, direct or indirect, in the aforesaid transaction.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.)

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